Exhibit (d)(6)

December 30, 2019

FS Series Trust

201 Rouse Boulevard

Philadelphia, PA 19112

Re:	Permanent Waiver of Portion of Investment Management Fee –

FS Series Trust (the “Trust”)

Ladies and Gentlemen:

FS Fund Advisor, LLC (the “Adviser”), a Delaware limited liability company that is registered as an investment adviser with the Securities and Exchange Commission, acts as investment adviser to FS Long/Short Equity Fund (the “Fund”), a series of the Trust. The Adviser has entered into an Investment Management Agreement (the “Advisory Agreement”), dated as of November 29, 2018, with the Trust on behalf of the Fund.

Pursuant to the Advisory Agreement, the Fund has agreed to pay the Adviser a Management Fee (as defined in the Advisory Agreement) calculated at the annual rate of 1.20% of the Fund’s average daily net assets, excluding net assets of the Trust’s wholly-owned subsidiaries. This letter serves to confirm that the Adviser has agreed, effective December 30, 2019, to permanently waive a portion of the Management Fee to which it is entitled under the Advisory Agreement so that the annual fee received equals 1.10% of the Fund’s average daily net assets, excluding net assets of the Trust’s wholly-owned subsidiaries.

In connection with this permanent management fee waiver, the Adviser represents that the quality and quantity of services under the Advisory Agreement will not be affected by such reduction in fees and that its obligations under the Advisory Agreement will remain unchanged in all respects. Any future amendment to increase or otherwise reinstate the Management Fee under the Advisory Agreement as in effect prior to the date of this letter must be approved by the shareholders of the Fund and to the extent required by the Investment Company Act of 1940. The Fund and the Adviser agree that this letter shall be attached to and made a part of the Advisory Agreement, which shall continue in full force and effect as modified hereby.

FS FUND ADVISOR, LLC

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	Chief Executive Officer

Accepted and Agreed as of the Date

First Set Forth Above

FS SERIES TRUST, solely with respect to its series,

FS LONG/SHORT EQUITY FUND

By:	/s/ William Goebel
Name:	William Goebel
Title:	Chief Financial Officer